Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years Ended
	December 31,
	2006	2007	2008	2009	2010

EARNINGS:
Income (loss) before income tax expense	$(72,722)	$118,980	$42,406	$135,590	$206,828
Add: Fixed charges	12,133	11,839	9,546	6,694	6,446

Earnings as defined	$(60,589)	$130,819	$51,952	$142,284	$213,274

FIXED CHARGES:
Interest expense	$8,488	$8,495	$6,008	$4,228	$4,236
Amortization of deferred financing fees	2,152	1,523	666	—	—

Interest expense as reported	10,640	10,018	6,674	4,228	4,236
Portion of rent expense as interest	1,493	1,821	2,872	2,466	2,210

Fixed charges as defined	$12,133	$11,839	$9,546	$6,694	$6,446

Ratio of earnings to fixed charges	(5.0)x	11.1x	5.4x	21.3x	33.1x
     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.